Q1 2017	First Quarter Report
for the three months ended June 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three months ended June 30, 2016 and our audited consolidated financial statements and accompanying notes, MD&A and Annual Report on Form 20-F for the fiscal year ended March 31, 2016. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2017, we mean our fiscal year ended March 31, 2017. Unless otherwise indicated, all references to “$” and “dollars” in this MD&A mean U.S. dollars. Certain amounts in our MD&A may not add up due to rounding. All percentages however, have been calculated using unrounded amounts. Unless otherwise noted, this MD&A is presented in millions. Capitalized terms used in this MD&A but not defined will have the meanings given to them in our unaudited interim consolidated financial statements. Certain reclassifications have been made to prior years’ figures to conform to the current year’s presentation.

is a registered trademark in Canada, the U.S. and in member countries of the European Union. SMART Board®, SMART Notebook™, SMART Meeting Pro™, kapp®, kapp iQ®, SMART Room System™, SMART Learning Suite™, SMART amp™, smarttech™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies ULC, a wholly owned subsidiary of SMART Technologies Inc., in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America.

	Period End Rate	Period Average Rate
Year-ended March 31, 2016	1.2965	1.3113
Monthly Fiscal 2017
April	1.2553	1.2823
May	1.3047	1.2941
June	1.2933	1.2905
Monthly Fiscal 2016
April	1.2013	1.2366
May	1.2449	1.2176
June	1.2389	1.2339

Forward-Looking Statements

This MD&A includes forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. These forward-looking statements relate both to us specifically and the technology product industry and business, demographic and other matters generally, and reflect our current views with respect to future events and our financial performance. Statements that include the words “expanding”,

“expect”, “continuing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “should” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. The forward-looking statements in this MD&A pertain, among other matters, to our business, financial condition, financial performance, cost structure, results of operations, cash flows and plans, including in particular, but without limitation: (i) the continuing shift of education end-users from interactive whiteboards to interactive flat panels; (ii) the closing of the Arrangement with Foxconn Technology Group; (iii) our ability to refinance our long-term debt and credit facility in connection with the Arrangement, which management believes should alleviate any substantial doubt about the Company’s ability to continue as a going concern; (iv) substantial variations of future quarterly operating results; and (v) slower than anticipated SMART kapp sales and significant declines in education sales, which may result in additional net losses.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions, many of which are beyond our control. Accordingly, there are and will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in such statements. We believe that these risk factors and assumptions include, but are not limited to, the following:

•	our ability to maintain sales, including sales to the education market that continue to decline;

•	sales of our new products and services may not be sufficient to offset the overall decline in sales;

•	difficulty in predicting our sales and operating results;

•	our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital;

•	our substantial debt could adversely affect our financial condition;

•	changes to our business model;

•

our ability to execute and consummate any strategic opportunities that may be identified as a part of our strategic review, including specifically our ability to consummate the announced transaction with Foxconn Technology Group;

•	our ability to successfully manufacture, distribute, market and sell kapp as a new product in the market;

•	our ability to manage our market distribution channel, including changes related to establishing new relationships as well as managing our existing relationships with our resellers and distributors;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	the potential for additional costs or liabilities arising from our inventory and purchase commitments within our supply chain, including raw material components;

•	competition in our industry, including the potential for our competitors and/or partners to form strategic alliances;

•	our ability to increase sales in the enterprise market;

•	our ability to successfully execute our strategy to expand and monetize our software and service offerings;

•	possible changes in the demand for our products;

•	the continuing shift in product mix from interactive whiteboards to interactive flat panels;

•	our ability to grow our sales in global markets;

•	our ability to enhance current products and develop and introduce new products;

•	the potential negative effect of product defects;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding, including the potential shift to other technology products;

•	the potential negative effect of disruptions of certain business functions provided by third parties;

•	the potential negative effects of system failures or cybersecurity attacks;

•	the reliability of component supply and product assembly and logistical services provided by third parties, including their compliance with environmental laws;

•	the development of the market for interactive learning and collaboration products;

•	our ability to manage risks inherent in foreign operations;

•	our ability to manage our systems, procedures and controls;

•	the potential of increased costs, including any to future restructuring and related charges;

•	our ability to protect our brand;

•	our ability to achieve the benefits of strategic partnerships;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us; and

•	our ability to manage, defend and settle litigation.

Although we believe that the assumptions inherent in the forward-looking statements contained in this MD&A are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Overview

SMART Technologies Inc. is one of the leading providers of technology solutions that are redefining the way the world works and learns. SMART solutions include large-format interactive displays, collaboration software and services that enable highly-interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by complete, integrated solutions that are easy to use while focused on freeing people from their desks and computer screens to make collaboration and learning digitally more natural and engaging. We introduced the world’s first interactive whiteboard in 1991, and we remain one of the global leaders in the interactive display market with over 3.3 million interactive displays shipped to date. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. In the education market, we have transformed teaching and learning in classrooms worldwide, reaching millions of students and teachers. In the enterprise market, we have improved the way people work and collaborate worldwide, enabling them to be more productive and reduce costs.

We offer a number of interactive display products, including the SMART Board interactive whiteboards and interactive flat panels, the kapp digital capture boards, and the kapp iQ multi-way whiteboards. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink, and save and distribute work. Our interactive displays serve as the focal point of a broad classroom and meeting-room technology platform and are augmented with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. kapp is a modern replacement for traditional dry-erase boards and flip charts that enables users to capture and digitally share information in high-quality formats. kapp iQ is an ultra HD display with a built-in whiteboard that enables multi-way inking between any combination of devices from anywhere in the world. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our enterprise solutions facilitate collaborative decision making with industry-leading interactive displays, intuitive software and other high-quality components, including cameras, microphones and speakers.

Highlights

•

On May 26, 2016, the Company announced that it entered into an arrangement agreement under which Foxconn Technology Group agreed to acquire all of the outstanding Common Shares of the Company for a cash payment of US$4.50 per Common Share (the “Arrangement Agreement”). In connection with the Arrangement Agreement, the Board has approved the accelerated vesting of all outstanding “in-the-money” options and restricted share units, subject to closing. The Arrangement Agreement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the approval of 66 2/3% of the votes cast by the Company’s shareholders. At a Special Meeting of the Company’s shareholders held on July 22, 2016, the Arrangement Agreement was approved by approximately 96.2% of the votes cast by the Company’s shareholders. The Court of Queen’s Bench of Alberta granted a final order approving the Arrangement Agreement on July 28, 2016. The Arrangement Agreement provides that in the event of its termination under specified circumstances, the Company will be required to pay Foxconn a termination fee of $8.9 million. The Arrangement Agreement is expected to close in the second quarter of fiscal 2017, after which time the Common Shares will be delisted from the Toronto Stock Exchange and the NASDAQ Stock Market.

•

Revenue decreased by $17 million from $99 million in the first quarter of fiscal 2016 to $82 million in the first quarter of fiscal 2017. Gross margin percentage was 37% in the first quarter of fiscal 2016 compared to 32% in the first quarter of fiscal 2017. Adjusted EBITDA, which is defined in the “Non-GAAP measures” section below, decreased by $5 million from $3 million in the first quarter of fiscal 2016 to $(2) million in the first quarter of fiscal 2017.

Results of Operations

Revenue

	Three months ended June 30,
	2016	2015	Change
Revenue	$82.1	$98.7	(16.9)%
Revenue by geographic location
North America	$64.4	$71.9	(10.5)%
Europe, Middle East and Africa	14.7	24.6	(40.4)%
Rest of World	3.0	2.2	40.3%

	$82.1	$98.7	(16.9)%

Revenue decreased by $17 million in the first quarter of fiscal 2017 compared to the same period in fiscal 2016, primarily due to lower revenue from interactive whiteboards and interactive projectors, partly offset by increases in revenue from interactive flat panels.

Revenue in North America and EMEA was negatively impacted by declines in our education and enterprise solutions sales. The increase in revenue in Rest of World was due to increases in education solutions sales.

Gross Margin

	Three months ended June 30,
	2016	2015	Change
Gross margin	$26.1	$36.3	(28.1)%
Gross margin percentage	31.7%	36.7%	(5.0	)pt

Gross margin decreased by $10 million in the first quarter of fiscal 2017 compared to the same period in fiscal 2016, due to lower revenue as discussed above. The decrease in period-over-period gross margin percentage was due to a continuing shift in product mix from interactive whiteboards to interactive flat panels, which carry a lower gross margin percentage.

Operating Expenses

Selling, Marketing and Administration Expense

	Three months ended June 30,
	2016	2015	Change
Selling, marketing and administration	$21.0	$25.0	(15.9)%
As a percent of revenue	25.6%	25.3%	(0.3	)pt

Selling, marketing and administration expenses decreased by approximately $4 million in the first quarter of fiscal 2017 compared to the same period in fiscal 2016, primarily due to cost reduction initiatives undertaken last fiscal year. Selling, marketing and administration expense included costs related to the Arrangement Agreement of $2 million.

Research and Development Expense

	Three months ended June 30,
	2016	2015	Change
Research and development	$7.0	$11.0	(36.6)%
As a percent of revenue	8.5%	11.1%	(2.6	)pt

Research and development expenses decreased by $4 million in the first quarter of fiscal 2017 compared to the same period in fiscal 2016, primarily due to the impact of the Fiscal 2016 October restructuring activities.

Depreciation and Amortization

	Three months ended June 30,
	2016	2015	Change
Depreciation and amortization	$1.5	$2.5	(38.0)%

The decrease in depreciation and amortization of property and equipment in the first quarter of fiscal 2017 compared to the first quarter of fiscal 2016 was due to decreases in the net book value of these assets as a result of declining capital expenditures.

Non-Operating Expenses (Income)

	Three months ended June 30,
	2016	2015	Change
Interest expense	$4.4	$4.7	(6.3)%
Foreign exchange loss (gain)	$0.5	$(2.0)	*
Other expense (income)	$0.0	$(0.1)	*

	$4.9	$2.6	89.8%

*	Not Meaningful

Interest Expense

In the first quarters of fiscal 2017 and fiscal 2016, interest expense primarily related to our long-term debt and capital lease.

Foreign Exchange Loss (Gain)

The change in foreign exchange loss (gain) from the first quarter of fiscal 2016 to the first quarter of fiscal 2017 primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. From March 31, 2016 to June 30, 2016, the U.S dollar weakened by 0.2% against the Canadian dollar, compared to a weakening of 2.3% for the same period last year.

Income Tax Recovery

	Three months ended June 30,
	2016	2015	Change
Income tax recovery	$(0.5)	$(2.7)	(80.1)%
Effective tax rate	6.5%	55.5%	(49.0	)pt

The decrease in income tax recovery in the first quarter of fiscal 2017 compared to the same period in fiscal 2016 was due primarily to an increase in the valuation allowance related to Canadian losses generated in the quarter.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjusted income before income taxes by the unrealized foreign exchange loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes.

Non-GAAP measures

As used in this MD&A, “GAAP” means generally accepted accounting principles in the United States that are in effect from time to time. This MD&A discloses certain financial measures, such as Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA.

Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA are non-GAAP measures and should not be considered as alternatives to revenue, gross margin, gross margin percentage, net loss or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA have inherent limitations, and the reader should therefore not place undue reliance on them.

We define Adjusted Revenue as revenue adjusted for the accelerated deferred revenue recognized as a result of the change in accounting estimate beginning in the third quarter of fiscal 2014.

We calculate Adjusted Gross Margin by subtracting cost of sales, excluding the kapp Inventory Charge, from Adjusted Revenue.

Adjusted Gross Margin percentage is calculated by dividing Adjusted Gross Margin by Adjusted Revenue.

We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains or losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge, all net of tax.

We calculate Adjusted Net (Loss) Income per share by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.

We define Adjusted EBITDA as Adjusted Net (Loss) Income before interest expense, income taxes, depreciation and other income.

We use Adjusted Net (Loss) Income to assess the performance of the business after removing the after-tax impact of stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains and losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge. We also use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the after-tax effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted Net (Loss) Income and Adjusted EBITDA may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted Net (Loss) Income and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies.

We compensate for the inherent limitations associated with using Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income per share, Adjusted Net (Loss) Income, and Adjusted EBITDA to the most directly comparable GAAP measures: revenue, gross margin, gross margin percentage, net (loss) earnings per share and net (loss) income.

Reconciliation of GAAP and Non-GAAP Results

The following table shows the reconciliations of net loss to Adjusted Net Loss and Adjusted EBITDA and basic and diluted loss per share to Adjusted Net Loss per share.

	Three months ended June 30,
	2016	2015
Net loss	$(7.8)	$(2.2)
Adjustments to net loss
Amortization of intangible assets	0.0	0.0
Foreign exchange loss (gain)	0.5	(2.0)
Stock-based compensation	(0.8)	1.1
Restructuring costs	0.0	0.2

	(0.3)	(0.6)
Tax impact on adjustments(1)	0.0	0.1

Adjustments to net loss, net of tax	(0.3)	(0.7)

Adjusted Net Loss	$(8.1)	$(2.9)
Additional adjustments to net loss
Income tax recovery(2)	(0.5)	(2.6)
Depreciation in cost of sales	0.4	1.0
Depreciation of property and equipment	1.5	2.5
Interest expense	4.4	4.7
Other expense (income)	0.0	(0.1)

Adjusted EBITDA	$(2.4)	$2.5

As a percent of revenue(3)	(2.9)%	2.5%
Adjusted Net Loss per share
Loss per share—basic	$(0.64)	$(0.18)
Adjustments to net loss, net of tax, per share	(0.03)	(0.06)

Adjusted Net Loss per share—basic	$(0.67)	$(0.24)

Loss per share—diluted	$(0.64)	$(0.18)
Adjustments to net loss, net of tax, per share	(0.03)	(0.06)

Adjusted Net Loss per share—diluted	$(0.67)	$(0.24)

(1)

Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange gain is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.03 into our functional currency of Canadian dollars. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar- denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(2)

Income tax recovery of $(0.5) million for the three months ended June 30, 2016 (June 30, 2015—$(2.7) million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net Loss of $(0.0) million for the three months ended June 30, 2016 (June 30, 2015—$(0.1) million).

(3)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by revenue.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly financial information and non-GAAP measures for each of the eight most recent quarters, including the quarter ended June 30, 2016. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results.

	2017	2016				2015
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue	$82.1	$68.4	$77.7	$103.6	$98.7	$99.6	$126.6	$129.2
Gross margin	26.1	23.7	3.9	37.5	36.3	49.4	57.1	62.5
Net (loss) income	(7.8)	(0.2)	(49.5)	(9.0)	(2.2)	(9.6)	9.3	12.3
Earnings (loss) per share
Basic	$(0.64)	$(0.02)	$(4.05)	$(0.74)	$(0.18)	$(0.79)	$0.77	$1.01
Diluted	$(0.64)	$(0.02)	$(4.05)	$(0.74)	$(0.18)	$(0.79)	$0.74	$0.97
Non-GAAP measures:
Adjusted Revenue	$82.1	$68.4	$77.7	$103.6	$98.7	$85.8	$111.3	$113.1
Adjusted Gross Margin	26.1	23.7	24.4	37.5	36.3	35.5	41.8	46.4
Adjusted EBITDA	(2.4)	(2.9)	1.7	6.8	2.5	1.8	10.9	12.9
Adjusted Net (Loss) Income	(8.1)	(10.0)	(23.1)	(1.3)	(2.9)	(5.2)	2.2	4.8
Adjusted Net (Loss) Income per share
Basic	$(0.67)	$(0.82)	$(1.89)	$(0.11)	$(0.24)	$(0.43)	$0.18	$0.39
Diluted	$(0.67)	$(0.82)	$(1.89)	$(0.11)	$(0.24)	$(0.43)	$0.17	$0.38

Liquidity and Capital Resources

For the three months ended June 30, 2016, we reported a net loss of $8 million and a shareholders’ deficit of $70 million at the end of the period, as a result of continued declines in education and enterprise sales during the period and slower than anticipated SMART kapp sales. In addition, our asset-based loan matures in July 2017. These circumstances indicate that there exist events or conditions that cast substantial doubt on our ability to continue as a going concern. In response to these events and conditions, we entered into the Arrangement Agreement with Foxconn Technology Group, which has been approved by our shareholders and the Court of Queen’s Bench of Alberta, and is expected to close in the second quarter of fiscal 2017. As a result of the announced Arrangement Agreement, our long-term debt and credit facility are expected to be refinanced, and management’s plan alleviates any substantial doubt about our ability to continue as a going concern.

See “—Forward-Looking Statements” and the “Risk Factors” section of our fiscal 2016 Annual Report on Form 20-F, including but not limited to, the risk factors titled:

•	Our sales, including sales to the education market, are in decline and may continue to decline;

•

Sales of our new products and services may not be sufficient to offset the decline in our overall sales, and if sales of new products and services continue to be weak, our liquidity may be materially and adversely affected;

•	Our sales and operating results are difficult to predict;

•	The level and upcoming maturities of our current and future debt could have an adverse effect on our business;

•	Our working capital requirements and cash flows are subject to fluctuation, which could have a material adverse effect on our business, financial condition or results of operations.

As of June 30, 2016, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding

Term loan, net of unamortized debt discount of $2.4 million and deferred financing fees of $1.3 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$93.9 million
Asset-based loan credit facility	July 31, 2013	July 31, 2017	LIBOR + 2.50%	$10.0 million

All of our debt and credit facilities are denominated in U.S. dollars, contain standard borrowing conditions, and could be recalled by the lenders if certain conditions are not met.

We hold a four-and-a-half year, $125 million senior secured term loan (the “Term loan”) maturing on January 31, 2018 and a four-year, $50 million asset-based loan (the “ABL”) maturing on July 31, 2017. The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25% and is repaid, on a quarterly basis, 10% per annum over the last two years of its term. The ABL bears interest at LIBOR plus 2.5% and $10 million was drawn as of June 30, 2016. The availability of the ABL is limited by certain accounts receivable balances calculated on a monthly basis and the outstanding standby letter of credit totaling $1 million as at June 30, 2016 (March 31, 2016—$1 million). We had $30 million of availability from the ABL facility as at June 30, 2016.

The following table shows a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities.

	Three months ended June 30,
	2016	2015
Net cash provided by (used in) operating activities	$8.5	$(15.0)
Net cash used in investing activities	$(0.6)	$(1.3)
Net cash used in financing activities	$(3.4)	$(2.6)

Net Cash Provided by (Used in) Operating Activities

The increase in net cash provided by operating activities was primarily due to an increase in period-over-period working capital, primarily related to increases in accounts payable and decreases in inventory, partly offset by higher trade receivables.

Net Cash Used in Investing Activities

The decrease in net cash used in investing activities was due to lower capital expenditures in the first quarter of fiscal 2017 compared to the same period in fiscal 2016.

Net Cash Used in Financing Activities

The increase in net cash used in financing activities was due to higher principal payments on the Term loan in the first quarter of fiscal 2017 compared to the same period in fiscal 2016.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of June 30, 2016.

	12 months ended June 30,
	2017	2018	2019	2020	2021	2022	2023 and thereafter	Total
Operating leases	$1.8	$1.7	$1.5	$1.1	$—	$—	$—	$6.1
Capital lease	4.6	4.7	5.0	5.0	5.0	5.0	60.5	89.8
Long-term debt	12.5	95.2	—	—	—	—	—	107.7
Future interest obligations on long-term debt	10.2	5.2	—	—	—	—	—	15.4
Purchase commitments	47.3	2.4	—	—	—	—	—	49.7

Total	$76.4	$109.3	$6.5	$6.1	$5.0	$5.0	$60.5	$268.8

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) and management fees under the lease agreement.

Long-term debt commitments represent the minimum principal repayments required under the Term loan and the ABL.

Our purchase commitments are for finished goods from contract manufacturers, certain information systems management services and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at June 30, 2016. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

In the first quarter of fiscal 2017, our financial results were impacted by an unfavorable outcome in a legal proceeding under which certain inventory is expected to be returned to us in the future. Based on management’s best estimate, we have recognized an allowance for stock return that reduced revenue by $3 million. The gross margin impact of this revenue reduction, in combination with management’s best estimate of other potential costs, reduced Adjusted EBITDA by $2 million in the first quarter of fiscal 2017.

We are also involved in various other claims and litigation from time to time arising in the normal course of business. The outcome of these matters is uncertain, and there can be no assurance that such matters will be resolved in our favor. Accordingly, we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters. We do not believe, however, that the outcome of such claims and litigation, or the amounts we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Indemnities and Guarantees

In the normal course of business we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is not expected that any material loss would result.

Off-Balance Sheet Arrangements

As of June 30, 2016, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Changes in Internal Control Over Financial Reporting

During the three months ended June 30, 2016, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our earnings. We are exposed to foreign exchange risk primarily between the Canadian dollar and the U.S. dollar, the Euro and British pound sterling. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar-denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) in our consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our long-term debt and revolving credit facilities bear interest based on floating market rates. Changes in these market rates result in fluctuations in the cash flows required to service this debt. In the past, we partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and we may continue to do so in the future. Our practice is to use interest rate derivatives without hedge accounting designation. In the three months ended June 30, 2016, we did not enter into any interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due, and we continually monitor our actual and projected cash flows to ensure that we have sufficient funding to meet all working capital and financing needs. See “—Liquidity and Capital Resources” for additional information regarding liquidity risk.

Critical Accounting Policies and Estimates

We believe our critical accounting policies are those related to revenue recognition, inventory valuation and purchase commitments, product warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Our critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management and have not changed from those disclosed in the March 31, 2016 audited consolidated financial statements, except as disclosed in “Note 1—Basis of presentation and significant accounting policies” in the unaudited interim consolidated financial statements for the three months ended June 30, 2016.

Recent Accounting Guidance Adopted

In April 2015, the FASB issued a new accounting standard update to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued clarification that debt issuance costs related to line-of-credit arrangements could be presented as an asset and amortized, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. This guidance was adopted beginning April 1, 2016, and previously reported deferred financing fees, classified under non-current assets, have been reclassified as a direct deduction from long-term debt to reflect the retrospective application as follows as at March 31, 2016:

March 31, 2016
Deferred financing fees, as reported	$1,515
Reclassification of deferred financing fees	(1,515)

Deferred financing fees, as reclassified	$—

March 31, 2016
Long-term debt, as reported	$95,434
Reclassification of deferred financing fees	(1,515)

Long-term debt, as reclassified	$93,919

Recent Accounting Guidance Not Yet Adopted

In May 2014, the FASB issued a comprehensive new revenue recognition standard, as well as subsequent updates, which will supersede existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is not permitted prior to fiscal periods beginning after December 15, 2016. The new standard will be effective for us beginning April 1, 2018. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued a new accounting standard on leases which will supersede existing leases guidance. The standard requires companies to include the majority of their lease obligations in their balance sheet, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and corresponding lease liability. The standard also requires expanded disclosures surrounding lease transactions. The standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and allows for modified retrospective adoption. Early adoption is permitted. The new standard will be effective for us beginning April 1, 2019. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2016, the FASB issued a new accounting standard update to simplify the accounting for share-based payments. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. This new guidance will be effective for us beginning April 1, 2017. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

In June 2016, the FASB issued a new accounting standard update that replaces the “incurred loss” impairment methodology for recognizing credit losses that delays recognition until it is it is probable a loss has been incurred, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2018. The new standard will be effective for us beginning April 1, 2020. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.